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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 3

                           NRG GENERATING (U.S.) INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   628950 10 7
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                                 (CUSIP number)

                       Vice President and General Counsel
                                NRG Energy, Inc.
                          1221 Nicollet Mall, Suite 700
                              Minneapolis, MN 55403
                                 (612) 373-5300
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 6, 1998
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box //.

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 628950 10 7                                    13D                   PAGE  2   OF   4   PAGES
                                                                                   -----    -----
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1         NAME OF REPORTING  PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          NRG ENERGY, INC.                            I.R.S. IDENTIFICATION NO. 41-1724239
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (A) [X]
                                                                                                           (B) [ ]
          HALCYON ALCHEMY FUND, L.P., HALCYON SPECIAL SITUATIONS, L.P., GRYPHON HIDDEN VALUES LIMITED AND GRYPHON
          HIDDEN VALUES II LIMITED
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3         SEC USE ONLY


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4         SOURCE OF FUNDS*
          OO

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) //

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

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                   7        SOLE VOTING POWER
    NUMBER OF
     SHARES                 3,254,288
                   -------------------------------------------------------------------------------------------------
                   8        SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                0
                   -------------------------------------------------------------------------------------------------
                   9        SOLE DISPOSITIVE POWER
      EACH
    REPORTING               3,106,612
                   -------------------------------------------------------------------------------------------------
                   10       SHARED DISPOSITIVE POWER

   PERSON WITH              0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,254,288
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          47.60%
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14        TYPE OF REPORTING PERSON*

          CO
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         This amendment is being filed in connection with an agreement pursuant to which Halcyon Alchemy Fund, L.P., Halcyon Special Situations, L.P., Gryphon Hidden Values Limited and Gryphon Hidden Values II Limited (collectively, the "Halcyon Entities") have agreed to grant NRG Energy, Inc. ("NRG") the right to direct the vote of the 147,676 shares of the common stock, par value $.01 per share (the "Common Stock") of NRG Generating (U.S.)
Inc. (the "Company") owned by the Halcyon Entities.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No cash consideration was paid by NRG to the Halcyon Entities in connection with the parties entering into the agreement described in Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

         On April 6, 1998, NRG signed a letter of intent pursuant to which it agreed with the Halcyon/Alan B. Slifka Managment Company, LLC, Halcyon Offshore Management Company, LLC, Halcyon Execution Services, Inc. and the Halcyon Entities to various business arrangements not involving the Company. As part of the arrangements the parties agreed that the Halcyon Entities would vote the shares of Common Stock owned by them as designated by NRG for a period ending on the earlier of December 31, 1999 or the conclusion of the 1999 annual meeting of the Company. The letter of intent provides that the voting agreement will apply regardless of any transfer of shares of Common Stock by the Halcyon Entities to any other party. The letter of intent provides that NRG and the Halcyon Entities will execute documents acceptable to both parties and sufficient to satisfy applicable securities laws. The parties are currently negotiating such documents, and NRG will file an amendment when such documents are executed.

         NRG intends to review its investment in the Company on a continuing basis and may, at any time, consistent with NRG's obligations under the federal securities laws, determine to increase or decrease its ownership of shares of Common Stock through purchases or sales of shares of Common Stock in the open market or in privately-negotiated transactions. NRG's review of its investment in the Company will depend on various factors, including the Company's business prospects, other developments concerning the Company, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to NRG regarding its investment in the Company. At this time, NRG has no plans to purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

         Other than as described above, NRG has no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the board of directors or management of the Company or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure; (vi) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (ix) any action similar to any of those described above. However, NRG retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of April 9, 1998, NRG has the sole power to vote 3,254,288 shares of Common Stock, which represent 47.60% of the outstanding shares of Common Stock of the Company. NRG has sole dispositive power over 3,106,612 shares of Common Stock.



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         Except as disclosed in Item 4, NRG has not effected any transaction involving shares of Common Stock of the Company during the past 60 days.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         To the best knowledge of NRG, except as disclosed in this Schedule 13D and its amendments, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between NRG and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Company (other than standard default and similar provisions contained in loan agreements).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The voting agreement to be entered into between NRG and the Halcyon Entities will be filed by amendment.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     NRG ENERGY, INC.

Dated:   April 13, 1998                              /s/ James J. Bender
                                                     --------------------------
                                                     Name: James J. Bender
                                                     Title:  Vice President and
                                                     General Counsel




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